Nasus pharma ltd.

Yigal Alon 65

Tel Aviv, 6744317, Israel

May 12, 2025

Via EDGAR

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Nasus Pharma Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 5 to Draft Registration Statement on Form F-1
Submitted April 29, 2025
CIK No. 0002029039

Dear Sirs,

The purpose of this letter is to respond to the comment letter of May 7, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 5 to the Draft Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 6 to the Draft Registration Statement on Form F-1 (“Amendment No. 6”).

Page references in our responses are to Amendment No. 6. Unless otherwise stated, any defined terms in Amendment No. 6 apply within this letter.

Amendment No. 5 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your revised cover page graphic. Please further revise to reflect your disclosure elsewhere in the prospectus that the Phase 2 NS002 study was not powered for statistical significance.

Response: In response to the Staff’s comment, we have revised the cover page graphic and the disclosures on pages 1, 68 and 77 to reflect that the Phase 2 study of NS002 was not powered for statistical significance. Additionally, the disclosures on pages 16, 92 and 95 further reflect that the Phase 2 study of NS002 was not powered for statistical significance.

Business

Research and Development, page 106

2.	We note your response to prior comment 2 and reissue the comment as we do not see the revised disclosure. Please revise your pipeline table on page 107 to add separate columns for Phase 1 and Phase 2 clinical development so there are three clinical development columns. Revise the progress arrow for your NS002 program so it does not enter the pivotal trial column or through the entire Phase 2 column as your disclosure on page 106 states you have yet to complete two additional Phase 2 clinical trials. Please also remove the “NDA submission” column. You may disclose the anticipated next development step for your product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the revised pipeline table on page 107 was inadvertently omitted due to a production error at the Company’s financial printer. In response to the Staff’s comment, we have re-submitted the revised pipeline table on page 107.

If you have any questions or require additional information, please contact our attorneys Eric Victorson, Esq. at (212) 660-3092 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

Nasus pharma LTD.

By:	/s/ Udi Gilboa
Executive Chairman